Exhibit 99.3

FINANCIAL STATEMENTS

FOR THE YEARS ENDED

DECEMBER 31, 2023 AND 2022

(Expressed in Canadian Dollars)

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors

New Found Gold Corp.

Opinion on the Financial Statements

We have audited the accompanying statement of financial position of New Found Gold Corp. (the Company) as of December 31, 2023, the related statements of loss and comprehensive loss, cash flows and changes in equity for the year then ended, and the related notes (collectively, the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2023, and its financial performance and its cash flows for the year then ended, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company has suffered recurring losses from operations and has an accumulated deficit that raise substantial doubt about its ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

/s/ KPMG LLP

Chartered Professional Accountants

We have served as the Company’s auditor since 2023.

Vancouver, Canada

March 21, 2024

Crowe MacKay LLP

1100 – 1177 West Hastings Street
Vancouver, BC V6E 4T5
Main +1 (604) 687-4511
Fax +1 (604) 687-5805
www.crowemackay.ca

Report of Independent Registered (Withdrawal Pending) Public Accounting Firm

To the Shareholders and the Board of Directors of New Found Gold Corp.

Opinion on the Financial Statements

We have audited the accompanying statement of financial position of New Found Gold Corp. (“the Company”) as of December 31, 2022, the related statements of loss and comprehensive loss, changes in cash flows and equity for the year ended December 31, 2022, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2022, and the results of its operations and its cash flows for the year ended December 31, 2022 in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Material Uncertainty Related to Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. Without modifying our opinion, we draw attention to Note 1 in the financial statements which indicates that the Company has no current source of revenue, has incurred losses from inception and is dependent upon its ability to secure new sources of financing. These conditions, along with other matters as set forth in Note 1, indicate the existence of a material uncertainty that casts significant doubt as to the Company’s ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit. We are a public accounting firm registered (withdrawal pending) with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

/s/ Crowe MacKay LLP

Chartered Professional Accountants

Vancouver, Canada

March 30, 2023

We had served as the Company’s auditor since 2020.

New Found Gold Corp.

Statements of Financial Position

(Expressed in Canadian Dollars)

		December 31,	December 31,
		2023	2022
	Note	$	$
ASSETS
Current assets
Cash		53,884,809	82,165,273
Investments	5	3,596,592	7,501,155
Prepaid expenses and deposits	6	1,519,157	1,445,711
Sales taxes recoverable		3,299,646	3,144,288
Interest receivable	8	75,322	—
Other assets		—	76,303
Total current assets		62,375,526	94,332,730

Non-current assets
Exploration and evaluation assets	3	9,093,187	8,936,609
Investment in Kirkland Lake Discoveries Corp.	7	2,861,250	—
Property and equipment	4	7,638,608	7,267,014
Secured notes	8	2,454,300	—
Right-of-use assets		156,622	151,159
Total non-current assets		22,203,967	16,354,782

Total Assets		84,579,493	110,687,512

LIABILITIES
Current liabilities
Accounts payable and accrued liabilities	10,12	6,492,354	7,000,035
Flow-through share premium	9	12,426,322	20,063,350
Lease liabilities		88,958	81,388
Total current liabilities		19,007,634	27,144,773

Lease liabilities		68,839	68,839
Total non-current liabilities		68,839	68,839

Total liabilities		19,076,473	27,213,612

EQUITY
Share capital	11	290,244,029	229,632,005
Reserves	11	34,755,069	33,447,210
Deficit		(259,496,078)	(179,605,315)
Total equity		65,503,020	83,473,900

Total Liabilities and Equity		84,579,493	110,687,512

NATURE OF OPERATIONS AND GOING CONCERN (Note 1)

COMMITMENTS (Notes 3 and 9)

CONTINGENCY (Note 17)

SUBSEQUENT EVENTS (Note 20)

These financial statements are authorized for issue by the Board of Directors on March 21, 2024. They are signed on the Company’s behalf by:

“Collin Kettell”	, Director
“Douglas Hurst”	, Director

The accompanying notes are an integral part of these financial statements.

New Found Gold Corp.

Statements of Loss and Comprehensive Loss

(Expressed in Canadian Dollars, except share amounts)

		Year ended December 31,
		2023	2022
	Note	$	$
Expenses
Corporate development and investor relations	12	1,274,632	1,151,797
Depreciation	4	940,208	880,396
Exploration and evaluation expenditures	3,12	94,038,277	71,420,546
Office and sundry		798,198	1,213,903
Professional fees		1,652,312	1,629,038
Salaries and consulting	12	2,499,578	2,893,203
Share-based compensation	12	1,410,563	8,489,387
Transfer agent and regulatory fees		635,848	644,252
Travel		217,954	394,371
Loss from operating activities		(103,467,570)	(88,716,893)
Other income (expenses)
Settlement of flow-through share premium	9	22,932,528	17,165,846
Foreign exchange gain (loss)		101,959	(43,054)
Gain on sale of exploration and evaluation assets	3(ii)	4,217,935	12,161
Gain on lease derecognition		—	2,027
Loss from equity investment	7	(795,995)	—
Impairment of equity investment	7	(1,000,237)	—
Loss on disposal of property and equipment	4	(5,928)	—
Part XII.6 tax	9	(584,120)	—
Revaluation of secured notes	8	33,599	—
Impairment of exploration and evaluation assets	3	(8,000)	—
Interest expense		(27,119)	(15,988)
Interest income	8	2,791,248	1,220,279
Realized losses on disposal of investments	5	—	(4,675,084)
Unrealized losses on investments	5	(4,079,063)	(14,938,953)
Total		23,576,807	(1,272,766)
Loss and comprehensive loss for the year		(79,890,763)	(89,989,659)
Loss per share – basic and diluted ($)	13	(0.45)	(0.54)
Weighted average number of common shares outstanding – basic and diluted	13	178,363,103	166,858,136

The accompanying notes are an integral part of these financial statements.

New Found Gold Corp.

Statements of Cash Flows

(Expressed in Canadian Dollars)

	Year ended December 31,
	2023	2022
	$	$
Cash flows from operating activities
Loss for the year	(79,890,763)	(89,989,659)
Adjustments for:
Depreciation	940,208	880,396
Gain on sale of exploration and evaluation assets	(4,123,183)	(12,161)
Gain on lease derecognition	—	(2,027)
Loss from equity investment	795,995	—
Impairment of equity investment	1,000,237	—
Loss on disposal of property and equipment	5,928	—
Impairment of exploration and evaluation assets	8,000	—
Revaluation of secured notes	(33,599)	—
Foreign exchange loss on secured notes	43,299	—
Interest expense	27,119	15,988
Settlement of flow-through share premium	(22,932,528)	(17,165,846)
Share-based compensation	1,410,563	8,489,387
Realized losses on disposal of investments	—	4,675,084
Unrealized losses on investments	4,079,063	14,938,953
	(98,669,661)	(78,169,885)
Change in non-cash working capital items:
(Increase) decrease in prepaid expenses and deposits	(97,103)	757,003
(Increase) decrease in other assets	(106,179)	38,008
(Increase) in sales taxes recoverable	(155,358)	(1,337,106)
(Increase) in interest receivable	(75,322)	—
(Decrease) increase in accounts payable and accrued liabilities	(170,689)	4,331,483
Net cash used in operating activities	(99,274,312)	(74,380,497)
Cash flows used in investing activities
Expenditures on claims staking and mineral license renewals	(16,565)	(16,294)
Purchases of exploration and evaluation assets	(208,034)	(200,000)
Transaction costs on sale of exploration and evaluation assets	(94,752)	—
Proceeds on sale of exploration and evaluation assets	—	12,161
Proceeds on disposal of investments	—	4,827,266
Proceeds on disposal of property and equipment	9,084	—
Purchases of property and equipment	(1,487,150)	(5,361,007)
Purchase of secured notes	(2,464,000)	—
Purchase of investments	(174,500)	—
Net cash used in investing activities	(4,435,917)	(737,874)

Cash flows from financing activities
Issuance of common shares in prospectus offering	78,986,588	52,549,677
Share issue costs	(3,517,377)	(3,333,880)
Stock options exercised	131,630	7,649,906
Warrants exercised	—	55,140
Lease payments	(171,076)	(121,775)
Net cash generated from financing activities	75,429,765	56,799,068

Net decrease in cash	(28,280,464)	(18,319,303)
Cash at beginning of year	82,165,273	100,484,576
Cash at end of year	53,884,809	82,165,273

SUPPLEMENTAL DISCLOSURE WITH RESPECT TO CASH FLOWS (Note 14)

The accompanying notes are an integral part of these financial statements.

New Found Gold Corp.

Statements of Changes in Equity

(Expressed in Canadian Dollars)

	Share capital		Reserves
			Equity settled
			share-based
	Number	Amount	payments	Warrants	Deficit	Total equity
	of shares	$	$	$	$	$
Balance at December 31, 2021	164,205,700	181,795,493	30,455,739	19,025	(89,615,656)	122,654,601
Issued pursuant to acquisition of exploration and evaluation assets	39,762	194,834	—	—	—	194,834
Issued in prospectus offering	6,750,229	52,549,677	—	—	—	52,549,677
Flow-through share premium	—	(14,500,000)	—	—	—	(14,500,000)
Share issue costs	—	(3,629,986)	—	—	—	(3,629,986)
Share-based compensation	—	—	8,489,387	—	—	8,489,387
Stock options exercised	4,341,875	13,151,740	(5,501,834)	—	—	7,649,906
Warrants exercised	39,960	70,247	—	(15,107)	—	55,140
Total loss and comprehensive loss for the year	—	—	—	—	(89,989,659)	(89,989,659)
Balance at December 31, 2022	175,377,526	229,632,005	33,443,292	3,918	(179,605,315)	83,473,900
Issued pursuant to acquisition of exploration and evaluation assets	39,762	203,979	—	—	—	203,979
Issued in prospectus offering	11,277,224	78,986,588	—	—	—	78,986,588
Flow-through share premium	—	(15,295,500)	—	—	—	(15,295,500)
Share issue costs	—	(3,517,377)	—	—	—	(3,517,377)
Share-based compensation	—	—	1,410,563	—	—	1,410,563
Stock options exercised	178,500	234,334	(102,704)	—	—	131,630
Total loss and comprehensive loss for the year	—	—	—	—	(79,890,763)	(79,890,763)
Balance at December 31, 2023	186,873,012	290,244,029	34,751,151	3,918	(259,496,078)	65,503,020

The accompanying notes are an integral part of these financial statements.

New Found Gold Corp.

Notes to the Financial Statements

For the years ended December 31, 2023 and 2022

(Expressed in Canadian Dollars Unless Otherwise Noted)

1.	NATURE OF OPERATIONS AND GOING CONCERN

New Found Gold Corp. (the “Company”) was incorporated on January 6, 2016, under the Business Corporations Act in the Province of Ontario. On June 23, 2020, the Company continued as a British Columbia corporation under the Business Corporations Act in the Province of British Columbia. The Company’s registered office is located at Suite 3500, The Stack, 1133 Melville Street, Vancouver, British Columbia V6E 4E5.

The Company is a mineral exploration company engaged in the acquisition, exploration and evaluation of resource properties with a focus on gold properties located in Newfoundland and Labrador, Canada. The Company’s exploration and evaluation assets presently have no proven or probable reserves, and on the basis of information to date, it has not yet determined whether these properties contain economically recoverable resources. The recoverability of amounts shown for exploration and evaluation assets are dependent upon the existence of economically recoverable reserves or the Company’s ability to recover the value of exploration and evaluation assets through their sale, the ability of the Company to obtain necessary financing to complete the development of those reserves and upon future profitable production.

These financial statements have been prepared assuming the Company will continue on a going-concern basis and do not include adjustments to amounts and classifications of assets and liabilities that might be necessary should the Company be unable to continue operations. The ability of the Company to continue as a going concern depends upon its ability to develop profitable operations and to continue to raise adequate financing. As at December 31, 2023, the Company had an accumulated deficit of $259,496,078 and shareholders’ equity of $65,503,020. In addition, the Company has a working capital surplus, calculated as current assets less current liabilities, of $43,367,892, consisting primarily of cash, and negative cash flow from operating activities of $99,274,312 for the year ended December 31, 2023.

Management is actively targeting sources of additional financing through alliances with financial, exploration and mining entities, or other business and financial transactions which would assure continuation of the Company’s operations and exploration programs. In order for the Company to meet its liabilities as they come due and to continue its operations, the Company is solely dependent upon its ability to generate such financing. These items give rise to material uncertainties that cast significant doubt as to the Company’s ability to continue as a going concern.

These financial statements were approved by the Board of Directors of the Company on March 21, 2024.

New Found Gold Corp.

Notes to the Financial Statements

For the years ended December 31, 2023 and 2022

(Expressed in Canadian Dollars Unless Otherwise Noted)

2.	MATERIAL ACCOUNTING POLICY INFORMATION

The principal accounting policies applied in the preparation of these financial statements are set out below.

a)	Statement of compliance

The Company’s financial statements, including comparatives, have been prepared in accordance with and using accounting policies in compliance with the International Financial Reporting Standards (“IFRS”) issued by the International Accounting Standards Board (“IASB”), effective for the Company’s reporting for the years ended December 31, 2023 and 2022.

b)	Basis of presentation

These financial statements have been prepared on a historical cost basis except for financial instruments classified as subsequently measured at fair value. In addition, these financial statements have been prepared using the accrual basis of accounting, except for cash flow information.

c)	Exploration, evaluation and development expenditures

Costs incurred before the Company has obtained the legal right to explore are expensed as incurred. Once the legal right to explore has been acquired, the Company capitalizes the costs of acquiring rights or licenses, including those purchased from other parties or staked directly by the Company, until such time as the lease expires, it is abandoned, sold or considered impaired in value. Indirect administrative costs and costs of surveying, exploratory drilling, sampling, materials, fuel, equipment rentals or payments to contractors are expensed as incurred. Once the technical feasibility and commercial viability of extracting a mineral resource are demonstrable and economically recoverable reserves are developed, any direct exploration costs of the related property are capitalized as development costs.

Exploration and evaluation properties are not amortized during the exploration and evaluation stage.

The Company does not have revenue from mining operations. The Company recognizes gains or losses on the sale of exploration and evaluation assets in accordance with the terms of the purchase and sale agreements. Gains or losses are recognized when a mining option is executed and the cost is derecognized in accordance with the percentage interest sold.

At each reporting date the carrying amounts of the Company’s exploration and evaluation assets are reviewed to determine whether there is any indication that those assets are impaired. If any such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment, if any. The recoverable amount is the higher of fair value less costs to sell and value in use. If the recoverable amount of an asset is estimated to be less than its carrying amount, the carrying amount of the asset is reduced to its recoverable amount and the impairment loss is recognized in profit or loss for the period.

For the purposes of impairment testing, exploration and evaluation assets are allocated to cash generating units (“CGU”) to which the exploration activity relates. Each of the Company’s properties is considered to be a separate CGU. Where an impairment loss subsequently reverses, the carrying amount of the asset (or CGU) is increased to the revised estimate of its recoverable amount, but only to the extent that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognized for the asset (or CGU) in prior years. A reversal of an impairment loss is recognized immediately in profit or loss.

New Found Gold Corp.

Notes to the Financial Statements

For the years ended December 31, 2023 and 2022

(Expressed in Canadian Dollars Unless Otherwise Noted)

2.	MATERIAL ACCOUNTING POLICY INFORMATION (continued)
d)	Decommissioning liabilities

The Company recognizes liabilities for statutory, contractual, constructive or legal obligations associated with the retirement of exploration and evaluation assets and equipment when those obligations result from the acquisition, construction, development or normal operation of assets. The net present value of future reclamation costs is expensed as part of exploration and evaluation expenditures up until the point it is concluded that the technical feasibility and commercial viability of extracting a mineral resource from a particular project are demonstrable and economically recoverable reserves are developed, after which any such costs are capitalized as development costs with a corresponding increase in the reclamation provision in the period incurred.

Pre-tax discount rates that reflect the time value of money are used to calculate the net present value. The Company’s estimates of reclamation costs could change as a result of changes in regulatory requirements, discount rates and assumptions regarding the amount and timing of the future expenditures. These changes are recorded directly to exploration and evaluation expenditures or exploration and evaluation assets and the reclamation provision. The Company’s estimates are reviewed annually for changes in regulatory requirements, discount rates, effects of inflation and changes in estimates. Changes in the net present value, excluding changes in the Company’s estimates of reclamation costs, are charged to profit or loss for the period.

e)	Property, plant and equipment

Property, plant and equipment is recorded at cost less accumulated depreciation calculated using the straight-line method over the estimated useful lives as follows:

Property and Buildings	10-25 years
Geological Equipment and Other Facilities	2-20 years
Computer Equipment	2-5 years
Office Furniture and Equipment	5 years
Vehicles	3 years

Depreciation of an asset begins once it is available for use.

Long-lived assets are comprised of property and equipment. At the end of each reporting period the carrying amounts of the Company’s long-lived assets are reviewed to determine whether there is any indication that those assets are impaired. If any such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment, if any. The recoverable amount is the higher of fair value less costs to sell and value in use.

Fair value is determined as the amount that would be obtained by the sale of the asset in any arm’s length transaction between knowledgeable and willing parties. Fair value of mineral assets is generally determined as the present value of the estimated cash flows expected to arise from the continued use of the asset, including an expansion project. Value in use is determined as the present value of the estimated future cash flows expected to arise from the continued use of the asset in its present form and from its ultimate disposal.

Impairment is assessed at the CGU level, which is identified as the smallest identifiable group of assets that generates cash inflows that are largely independent of the cash inflows from other assets.

Non-financial assets that have been impaired are tested for possible reversal of the impairment whenever events or changes in circumstances indicate that the impairment may have reversed. When a reversal of a previous impairment is recorded, the reversal amount is adjusted for depreciation that would have been recorded had the impairment not taken place.

New Found Gold Corp.

Notes to the Financial Statements

For the years ended December 31, 2023 and 2022

(Expressed in Canadian Dollars Unless Otherwise Noted)

2.	MATERIAL ACCOUNTING POLICY INFORMATION (continued)
f)	Share-based payment transactions

Share-based payments to employees are measured at the fair value of the instruments issued and amortized over the vesting periods. Share-based payments to non-employees are measured at the fair value of the goods or services received or the fair value of the equity instruments issued if it is determined the fair value of the goods or services cannot be reliably measured, and are recorded at the date the goods or services are received. The amount recognized as an expense is adjusted to reflect the number of awards expected to vest. The offset to the recorded cost is to equity settled share-based payments reserve.

Consideration received on the exercise of stock options is recorded as share capital and the related equity settled share-based payments reserve is transferred to share capital. Charges for options that are forfeited/cancelled before vesting are transferred from equity settled share-based payment reserve to deficit. Charges for options that are expired remain in equity settled share-based payment reserve.

Where the terms and conditions of options are modified before they vest, the changes in fair value of the options, measured immediately before and after the modification, is also charged to profit or loss over the remaining vesting period.

g)	Valuation of equity units issued in private placements

The Company follows the pro-rata allocation method with respect to the measurement of shares and warrants issued as private placement units. This values each component at fair value and allocates total proceeds received between shares and warrants based on the pro rata relative values of the components. The fair value of the common shares is based on the closing quoted bid price on the issue date and the fair value of the common share purchase warrants is determined at the issue date using the Black- Scholes pricing model. In the event of a modification in warrants issued as private placement units, no re-measurement adjustment is recognized within equity.

h)	Financial instruments

Financial assets and liabilities are recognized when the entity becomes a party to the contractual provisions of the instrument. Financial assets are derecognized when the rights to receive cash flows have expired or substantially all risks and rewards of ownership have been transferred. Gains and losses on derecognition are generally recognized in profit and loss. Financial liabilities are derecognized when the Company’s obligation has been discharged, cancelled or expired.

New Found Gold Corp.

Notes to the Financial Statements

For the years ended December 31, 2023 and 2022

(Expressed in Canadian Dollars Unless Otherwise Noted)

2.	MATERIAL ACCOUNTING POLICY INFORMATION (continued)
h)	Financial instruments (continued)

Financial assets are classified and measured either at amortized cost, fair value through other comprehensive income (“FVOCI”) or fair value through profit or loss (“FVTPL”) based on the business model in which they are held and the characteristics of their contractual cash flows. Financial assets that are held within a business model whose objective is to collect the contractual cash flows, and that have contractual cash flows that are solely payments of principal and interest are measured at amortized cost at the end of the subsequent accounting periods. All other financial assets including equity investments and secured notes are measured at their fair values at the end of subsequent accounting periods, with any change taken through profit or loss or other comprehensive income. Financial liabilities include accounts payable and lease liabilities, which are measured at amortized cost.

All financial instruments are initially recognized at fair value on the statement of financial position. Subsequent measurement of financial instruments is based on their classification. Financial assets and liabilities classified at FVTPL are measured at fair value with changes in those fair values recognized in profit or loss or other comprehensive income for the period. Financial assets and liabilities classified at amortized cost are measured at amortized cost using the effective interest method.

The following table sets out the classifications of the Company’s financial assets and liabilities:

Financial assets/liabilities	Classification under IFRS 9
Cash	Amortized cost
Investments	FVTPL
Deposits	Amortized cost
Secured notes	FVTPL
Accounts payables and accrued liabilities	Amortized cost
Lease liabilities	Amortized cost

IFRS requires an expected credit loss model for calculating the impairment of financial assets.

The expected credit loss model requires an entity to account for expected credit losses and changes in those expected credit losses at each reporting date to reflect changes in initial recognition. Impairment losses on financial assets carried at amortized cost are reversed in subsequent periods, if the amount of the loss decreases and the decrease can be objectively related to an event occurring after the impairment was recognized.

Impairment losses on financial assets carried at amortized cost are reversed in subsequent periods, if the amount of the loss decreases and the decrease can be objectively related to an event occurring after the impairment was recognized.

i)	Investments

Purchases and sales of investments are recognized on the settlement date. Realized gains and losses on disposal of investments and unrealized gains and losses in the fair value of investments are reflected in the statement of loss and comprehensive loss. Upon disposal of an investment, previously recognized unrealized gains or losses are reversed so as to recognize the full realized gain or loss in the period of disposition. All transaction costs associated with the acquisition and disposition of investments are expensed to the statement of loss and comprehensive loss as incurred. Interest income and other income are recorded on an accrual basis.

New Found Gold Corp.

Notes to the Financial Statements

For the years ended December 31, 2023 and 2022

(Expressed in Canadian Dollars Unless Otherwise Noted)

2.	MATERIAL ACCOUNTING POLICY INFORMATION (continued)
i)	Investments (continued)

The fair value of investments is determined as follows:

(a)	Securities that are traded in an active market and for which no sales restrictions apply, are presented at fair value based on quoted closing trade prices at the date of statement of financial position. If there were no trades on the date of the statement of financial position, these securities are presented at the closing price on the last date the security traded. These investments are included in Level 1 of the fair value hierarchy.
(b)	Securities that are traded in an active market, but which are escrowed or otherwise restricted as to their sale or transfer, are recorded at amounts discounted from market value to a maximum of 10%. In determining the discount for such investments, the Company considers the nature and length of the restriction. These investments are included in Level 2 of the fair value hierarchy.
(c)	Securities that are not traded in an active market or are valued based on unobservable market inputs are included in the Level 3 of the fair value hierarchy.

See Note 5 for details of investments held by the Company as at December 31, 2023 and 2022.

j)	Investment in an associate

An associate is an entity over which the investor has significant influence but not control and that is neither a subsidiary nor an interest in a joint venture. The Company’s share of the net assets and net earnings or loss is accounted for in the financial statements using the equity method of accounting.

Under the equity method, the Company’s investment in an associate is initially recognized at cost and subsequently increased or decreased to recognize the Company’s share of net earnings and losses of the associate, after any adjustments necessary to give effect to uniform accounting policies, any other movement in the associate’s reserves, and for impairment losses after the initial recognition date. The Company’s share of an associate’s losses that are in excess of its investment are recognized only to the extent that the Company has incurred legal or constructive obligations or made payments on behalf of the associate. The Company’s share of earnings and losses of associates are recognized in net earnings/(loss) during the period. Dividends and repayment of capital received from an associate are accounted for as a reduction in the carrying amount of the Company’s investment. Unrealized gains and losses between the Company and its associates are recognized only to the extent of unrelated investors’ interests in the joint ventures and associates. Intercompany balances and interest expense and income arising on loans and borrowings between the Company and associates are not eliminated.

k)	Flow-through shares

The Company will from time to time issue flow-through common shares to finance a significant portion of its exploration program. Pursuant to the terms of the flow-through share agreements, these shares transfer the tax deductibility of qualifying resource expenditures to investors. On issuance, the Company bifurcates the flow-through share into i) a flow-through share premium, equal to the estimated premium, if any, investors pay for the flow-through feature, which is recognized as a liability, and ii) share capital. Upon expenditures being incurred, the Company derecognizes the liability and recognizes a deferred tax liability for the amount of tax reduction renounced to the shareholders. The premium is recognized as recovery of flow-through premium liability and the related deferred tax is recognized as a tax provision.

New Found Gold Corp.

Notes to the Financial Statements

For the years ended December 31, 2023 and 2022

(Expressed in Canadian Dollars Unless Otherwise Noted)

2.	MATERIAL ACCOUNTING POLICY INFORMATION (continued)

k)Flow-through shares (continued)

The Company is subject to the flow-through share rules under the Income Tax Act of Canada. Proceeds received from the issuance of flow-through shares are required to be used only for Canadian resource property exploration expenditures within a specified time. The Company may also be subject to Part XII.6 tax on flow through proceeds renounced but not spent under the Look-Back Rules. When applicable, this tax is accrued as an expense.

l)	Income taxes

Income tax on the profit or loss for the years presented comprises current and deferred tax. Income tax is recognized in profit or loss except to the extent that it relates to items recognized directly in equity, in which case it is recognized in equity.

Current tax expense is the expected tax payable on the taxable income for the year, using tax rates enacted or substantively enacted at year end, adjusted for amendments to tax payable with regards to previous years.

Deferred tax is provided using the statement of financial position liability method, providing for temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. However, deferred tax liabilities are not recognized if they arise from the initial recognition of goodwill; deferred income tax is not accounted for if it arises from initial recognition of an asset or liability in a transaction other than a business combination that at the time of the transaction affects neither accounting nor taxable profit or loss. The amount of deferred tax provided is based on the expected manner of realization or settlement of the carrying amount of assets and liabilities, using tax rates enacted or substantively enacted at year end applicable to the period of expected realization or settlement.

A deferred tax asset is recognized only to the extent that it is probable that future taxable profits will be available against which the asset can be utilized.

m)	Significant accounting estimates and judgments

The preparation of these financial statements requires management to make certain estimates, judgments and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and reported amounts of expenses during the reporting period. Actual outcomes could differ from these estimates.

These financial statements include estimates which, by their nature, are uncertain. The impacts of such estimates may be pervasive throughout the financial statements, and may require accounting adjustments based on future occurrences. Revisions to accounting estimates are recognized in the period in which the estimate is revised and future periods if the revision affects both current and future periods. These estimates are based on historical experience, current and future economic conditions and other factors, including expectations of future events that are believed to be reasonable under the circumstances.

Significant assumptions about the future and other sources of estimation uncertainty that management has made at year end that could result in a material adjustment to the carrying amounts of assets and liabilities, in the event that actual results differ from assumptions made, relate to the following:

New Found Gold Corp.

Notes to the Financial Statements

For the years ended December 31, 2023 and 2022

(Expressed in Canadian Dollars Unless Otherwise Noted)

2.	MATERIAL ACCOUNTING POLICY INFORMATION (continued)

m)Significant accounting estimates and judgments (continued)

(i)	Critical accounting estimates

Valuation of Secured Notes

The fair value of secured notes at the issue date and the period end date is determined using the Hull-White model of interest rate uncertainty within a FINCAD Callable / Puttable Bond Model. The model involves various inputs to determine the fair value of the secured notes, including coupon rate, credit spread, mean reversion, rate volatility, riskless rates and redemption prices. Certain of the inputs are estimates that involve considerable judgment and are, or could be, affected by significant factors that are out of the Company’s control. These estimates impact the value of the secured notes recognized in the statement of financial position and revaluation adjustments recognized in the statement of loss and comprehensive loss during the period.

Valuation of Options Granted and Warrants Issued

The fair value of common share purchase options granted and warrants issued is determined at the issue date using the Black-Scholes option pricing model. The Black-Scholes model involves six key inputs to determine the fair value of an option, which are: risk-free interest rate, exercise price, market price at the grant date, expected dividend yield, expected life, and expected volatility. Certain of the inputs are estimates that involve considerable judgment and are, or could be, affected by significant factors that are out of the Company’s control. The Company is also required to estimate the future forfeiture rate of options based on historical information in its calculation of share-based payments expense. These estimates impact the values of stock-based compensation expense, share capital, and reserves.

Fair Value of Financial Derivatives

Investments in warrants that are not traded on a recognized securities exchange do not have a readily available market value. When there are sufficient and reliable market inputs, a Black-Scholes option pricing model is used. The Black-Scholes model involves six key inputs to determine the fair value of a warrant, which include: risk-free interest rate, exercise price, market price at the grant date, expected dividend yield, expected life, and expected volatility. Certain of the inputs are estimates that involve considerable judgment and are or could be affected by significant factors that are out of the Company’s control.

The absence of the occurrence of any of these events, any significant change in trends in general market conditions, or any significant change in share performance of comparable publicly-traded companies indicates generally that the fair value of the investment has not materially changed.

New Found Gold Corp.

Notes to the Financial Statements

For the years ended December 31, 2023 and 2022

(Expressed in Canadian Dollars Unless Otherwise Noted)

2.	MATERIAL ACCOUNTING POLICY INFORMATION (continued)
m)	Significant accounting estimates and judgments (continued)

(i)Critical accounting estimates (continued)

Computation of Income Taxes

The determination of tax expense for the period and deferred tax assets and liabilities involves significant estimation and judgment by management. In determining these amounts, management interprets tax legislation in a variety of jurisdictions and make estimates of the expected timing of the reversal of deferred tax assets and liabilities. Management also makes estimates of future earnings which affect the extent to which potential future tax benefits may be used.

The Company is subject to assessments by taxation authorities, which may interpret legislation differently. These differences may affect the final amount or the timing of the payment of taxes. We provide for such differences where known based on our best estimate of the probable outcome of these matters.

Shares Issued to Acquire Exploration and Evaluation Assets

From time to time, the Company issues common shares in the course of acquiring exploration and evaluation assets. When shares are issued without cash consideration, the transaction is recognized at the fair value of the assets received. In the event that the fair value of the assets cannot be reliably determined, the Company will recognize the transaction at the fair value of the shares issued. These estimates impact the value of share capital and exploration and evaluation assets.

Valuation of flow-through premium

The determination of the valuation of flow-through premium is subject to significant judgment and estimates. The flow-through premium is valued as the estimated premium that investors pay for the flow-through feature, being the portion in excess of the market value of shares without the flow-through feature.

Reclamation provision

The valuation of any reclamation provision is subject to significant judgement and estimates. Assumptions, based on the current economic environment, are made to estimate the future liability recognized in Note 10. These estimates take into account any material changes to the assumptions that occur when reviewed regularly by management and are based on current regulatory requirements. Significant changes in estimates of discount rate, contamination, restoration standards and techniques will result in changes to the provision from period to period. Actual reclamation and closure costs will ultimately depend on future market prices for the costs which will reflect the market condition at the time the expenditures are actually incurred. The final cost of the reclamation provision currently recognized may be higher or lower than currently provided for.

New Found Gold Corp.

Notes to the Financial Statements

For the years ended December 31, 2023 and 2022

(Expressed in Canadian Dollars Unless Otherwise Noted)

2.	MATERIAL ACCOUNTING POLICY INFORMATION (continued)
m)	Significant accounting estimates and judgments (continued)

(ii)Critical accounting judgments

Impairment of Exploration and Evaluation Assets

Management is required to assess impairment in respect to the Company’s mineral property interests. The triggering events are defined in IFRS 6. In making the assessment, management is required to make judgments on the status of each project and the future plans towards finding commercial reserves. The carrying value of each exploration and evaluation asset is reviewed regularly for conditions that may suggest impairment.This review requires significant judgment. Factors considered in the assessment of asset impairment include, but are not limited to, whether there has been a significant adverse change in the legal, regulatory, accessibility, title, environmental or political factors that could affect the property’s value; whether there has been an accumulation of costs significantly in excess of the amounts originally expected for the property’s acquisition, development or cost of holding; and whether exploration activities produced results that are not promising such that no more work is being planned in the foreseeable future. If impairment is determined to exist, a formal estimate of the recoverable amount is performed and an impairment loss is recognized to the extent that the carrying amount exceeds the recoverable amount.

Management has determined that there were indicators of impairment as at June 30, 2023 and has impaired $8,000 (December 31, 2022 - $Nil) in exploration and evaluation assets. There were no indicators of impairment at December 31, 2023 or 2022. Refer to Note 3(ii) for further information.

Determination of whether the Company has significant influence over investees

Significant influence is presumed to exist where the Company has between 20% and 50% of the voting rights, but can also arise where the Company has less than 20%, if the Company has the power to participate in the financial and operating policy decisions affecting the entity. Determination of whether the Company has significant influence over investees requires an assessment of the activities of the investee that significantly affect the investee's returns, including strategic, operational and financing decision-making, appointment, remuneration and termination of the key management personnel and when decisions related to those activities can be influenced by the Company.

Based on assessments of the relevant facts and circumstances, primarily, the Company's ownership interests, board representation and ability to influence operating, strategic and financing decisions, the Company concluded that it has significant influence over Kirkland Lake Discoveries Corp. described in Note 7.

Impairment assessment for investment in associates

At each balance sheet date, management considers whether there is objective evidence of impairment in associates, including one or more loss events that would evidence a significant or prolonged decline in the fair value of the investment in associates below the carrying value. The net investment in an associate is impaired and impairment losses are incurred if there is objective evidence of impairment as a result of one or more events that occurred after the initial recognition of the net investment and that loss event or events have a negative impact on the estimated future cash flows from the net investment that can be reliably estimated. If there is such evidence, management determines the amount of impairment to record, if any, in relation to the associate.

The Company had significant influence over Kirkland Lake Discoveries Corp. during the period from May 25, 2023 to December 31, 2023 and as a result has accounted for it as an investment in an associate during this period. Management has determined that there were indicators of impairment as at December 31, 2023 and has impaired $1,000,237 in its investment in Kirkland Lake Discoveries Corp.

New Found Gold Corp.

Notes to the Financial Statements

For the years ended December 31, 2023 and 2022

(Expressed in Canadian Dollars Unless Otherwise Noted)

2.	MATERIAL ACCOUNTING POLICY INFORMATION (continued)
m)	Significant accounting estimates and Judgments (continued)
(ii)	Critical accounting judgments (continued)

Presentation of financial statements as a going concern

Presentation of the financial statements as a going concern which assumes that the Company will continue in operation for the foreseeable future, obtain additional financing as required, and will be able to realize its assets and discharge its liabilities in the normal course of operations as they come due involves significant judgment by management.

n)	Initial application of standards, interpretations and amendments to standards and interpretations in the reporting period

The IASB issued certain new accounting standards or amendments that are mandatory for accounting periods on or after January 1, 2023. The effect of such new accounting standards or amendments did not have a material impact on the Company and therefore the Company did not record any adjustments to the financial statements.

As part of the new amendments, the Company adopted Disclosure of Accounting Policies (Amendments to IAS 1 and IFRS Practice Statement 2) from January 1, 2023. Although the amendments did not result in any changes to the accounting policies themselves, they impacted the accounting policy information disclosed in the financial statements. The amendments require the disclosure of ‘material’, rather than ‘significant’, accounting policies. The amendments also provide guidance on the application of materiality to disclosure of accounting policies, assisting entities to provide useful, entity-specific accounting policy information that users need to understand other information in the financial statements. Management reviewed the accounting policies and made updates to the information disclosed in Note 2 Material accounting policies (2022: Significant accounting policies) in certain instances in line with the amendments.

o)New and amended IFRS standards not yet effective

Certain new accounting standards or interpretations have been published that are not mandatory for the current period and have not been early adopted. These standards and interpretations are not expected to have a material impact on the Company’s financial statements.

New Found Gold Corp.

Notes to the Financial Statements

For the years ended December 31, 2023 and 2022

(Expressed in Canadian Dollars Unless Otherwise Noted)

3.	EXPLORATION AND EVALUATION ASSETS

The schedules below summarize the carrying costs of acquisition costs and exploration expenditures incurred to date for each exploration and evaluation asset that the Company is continuing to explore as at December 31, 2023 and 2022:

	Newfoundland
	Queensway(i)	Other	Ontario(ii)	Total
Year ended December 31, 2023	$	$	$	$
Exploration and evaluation assets
Balance as at December 31, 2022	8,616,693	47,916	272,000	8,936,609
Additions
Acquisition costs	381,220	30,793	—	412,013
Claim staking and license renewal costs	16,565	—	—	16,565
Disposals
Disposal of exploration and evaluation assets	—	—	(264,000)	(264,000)
Impairment of exploration and evaluation assets	—	—	(8,000)	(8,000)
Balance as at December 31, 2023	9,014,478	78,709	—	9,093,187

Exploration and evaluation expenditures
Cumulative exploration expense – December 31, 2022	121,302,318	539,998	3,428,034	125,270,350
Assays	16,102,874	14,515	—	16,117,389
Drilling	41,121,168	—	—	41,121,168
Environmental studies	1,280,147	—	—	1,280,147
Geochemistry	857,555	—	—	857,555
Geophysics	814,877	—	—	814,877
Imagery and mapping	644,205	9,932	—	654,137
Metallurgy	950,855	—	—	950,855
Office and general	855,902	—	144	856,046
Other	590,575	—	—	590,575
Permitting	225,162	—	—	225,162
Property taxes, mining leases and rent	143,010	—	5,915	148,925
Reclamation	2,122,598	—	—	2,122,598
Salaries and consulting	13,243,577	10,103	13,850	13,267,530
Seismic survey	8,118,668	—	—	8,118,668
Supplies and equipment	4,438,579	—	480	4,439,059
Technical reports	55,025	—	—	55,025
Travel and accommodations	1,481,399	309	155	1,481,863
Trenching	982,148	—	—	982,148
Exploration cost recovery	(45,450)	—	—	(45,450)
	93,982,874	34,859	20,544	94,038,277
Cumulative exploration expense – December 31, 2023	215,285,192	574,857	3,448,578	219,308,627

New Found Gold Corp.

Notes to the Financial Statements

For the years ended December 31, 2023 and 2022

(Expressed in Canadian Dollars Unless Otherwise Noted)

3.	EXPLORATION AND EVALUATION ASSETS (continued)

	Newfoundland
	Queensway (i)	Other	Ontario(ii)	Total
Year ended December 31, 2022	$	$	$	$
Exploration and evaluation assets
Balance as at December 31, 2021	8,236,181	17,700	271,600	8,525,481
Additions
Acquisition costs	364,738	30,096	—	394,834
Claim staking and license renewal costs	15,774	120	400	16,294
Balance as at December 31, 2022	8,616,693	47,916	272,000	8,936,609

Exploration and evaluation expenditures
Cumulative exploration expense – December 31, 2021	51,439,957	59,646	2,350,201	53,849,804
Assays	9,741,609	12,545	233,314	9,987,468
Drilling	36,118,624	352,056	449,063	36,919,743
Environmental studies	537,234	—	—	537,234
Geochemistry	48,116	—	—	48,116
Geophysics	1,894,010	—	177,916	2,071,926
Imagery and mapping	95,893	—	—	95,893
Metallurgy	65,644	—	—	65,644
Office and general	672,019	50	4,811	676,880
Property taxes, mining leases and rent	103,750	—	3,205	106,955
Petrography	9,372	—	—	9,372
Reclamation	2,464,985	—	—	2,464,985
Salaries and consulting	11,166,116	43,866	155,729	11,365,711
Supplies and equipment	5,204,988	71,187	35,182	5,311,357
Technical reports	458,439	—	9,567	468,006
Travel and accommodations	1,341,562	648	9,046	1,351,256
Exploration cost recovery	(60,000)	—	—	(60,000)
	69,862,361	480,352	1,077,833	71,420,546
Cumulative exploration expense – December 31, 2022	121,302,318	539,998	3,428,034	125,270,350

(i)Queensway Project – Gander, Newfoundland

As at December 31, 2023, the Company owns a 100% interest in 96 (December 31, 2022 – 94) mineral licenses including 6,659 (December 31, 2022 – 6,649) claims comprising 166,475 (December 31, 2022 – 166,225) hectares of land located in Gander, Newfoundland. The project rights were acquired by map staking mineral licenses and making staged payments in cash and common shares of the Company from 2016 through 2022 under ten separate option agreements, of which nine are completed. The Queensway Project carries various net smelter return (“NSR”) royalties ranging from 0.4% to 2.5% and include buy-back provisions that allows the Company, at its option, to reduce the NSR by making lump-sum payments ranging from $250,000 to $1,000,000 to the holders of the royalties.The total cost of the NSR’s if the Company were to exercise all of its buy-back rights is $5,250,000 resulting in NSR’s ranging from 0.4% to 1.5% for the mineral licenses subsect to an NSR royalty.

New Found Gold Corp.

Notes to the Financial Statements

For the years ended December 31, 2023 and 2022

(Expressed in Canadian Dollars Unless Otherwise Noted)

3.	EXPLORATION AND EVALUATION ASSETS (continued)

(i)Queensway Project – Gander, Newfoundland (continued)

On November 2, 2022, the Company entered into a definitive property option agreement to acquire a 100% interest in five mineral licenses located in Gander, Newfoundland. Under the terms of this agreement, the Company may exercise the option by issuing an aggregate of 487,078 common shares in the capital of the Company and making aggregate cash payments of $2,350,000 to the optionors as follows:

●	$200,000 (paid) and 39,762 common shares (issued) on the later of (i) staking confirmation date as defined in the Option Agreement and (ii) the receipt of the TSX-Venture Exchange’s approval;
●	$200,000 (paid) and 39,762 common shares on or before November 2, 2023 (issued);
●	$250,000 and 69,583 common shares on or before November 2, 2024;
●	$300,000 and 89,463 common shares on or before November 2, 2025;
●	$600,000 and 129,224 common shares on or before November 2, 2026; and
●	$800,000 and 119,284 common shares on or before November 2, 2027.
(ii)Ontario Projects

Disposal of Lucky Strike

During the year ended December 31, 2023, the Company recognized a gain on disposal of its Lucky Strike project in Kirkland Lake, Ontario of $4,217,935. The Company received total non-cash consideration having a fair value of $4,657,482 consisting of 28,612,500 common shares of Kirkland Lake Discoveries Corp. and a 1.0% net smelter return royalty on future production from the mineral claims. The Company recognized $175,547 of professional fees in connection with the transaction and derecognized the Lucky Strike project at its carrying value of $264,000. Refer to Note 7 for further information.

As at December 31, 2022, the Company owned a 100% interest in the Lucky Strike project in Kirkland Lake, Ontario comprising 11,684 hectares, as well as a portfolio of mining and royalty interests throughout northeastern Ontario. The project rights were acquired by map staking mineral licenses and making staged payments in cash and common shares of the Company from 2016 through 2019 under a fully executed option agreement. The optioned lands carried an NSR ranging from 1% to 2%.

Impairment of Ontario Properties

During the year ended December 31, 2023, the Company recorded an impairment of $8,000 (December 31, 2023 - $Nil) in acquisition costs related to projects no longer being explored.

New Found Gold Corp.

Notes to the Financial Statements

For the years ended December 31, 2023 and 2022

(Expressed in Canadian Dollars Unless Otherwise Noted)

4.	PROPERTY AND EQUIPMENT

			Geological		Office
	Property		Equipment		Furniture
	and	Computer	and Other		and
	Buildings	Equipment	Facilities	Vehicles	Equipment	Total
	$	$	$	$	$	$
Cost
Balance at January 1, 2022	2,127,485	32,392	823,122	531,240	—	3,514,239
Additions	4,065,427	61,106	724,332	248,648	30,148	5,129,661
Balance at December 31, 2022	6,192,912	93,498	1,547,454	779,888	30,148	8,643,900
Additions	172,344	46,395	763,576	190,230	8,205	1,180,750
Disposals	—	(3,401)	—	(34,795)	—	(38,196)
Balance at December 31, 2023	6,365,256	136,492	2,311,030	935,323	38,353	9,786,454
Accumulated Depreciation
Balance at January 1, 2022	53,654	17,107	333,474	195,545	—	599,780
Depreciation	87,872	26,682	454,124	208,016	412	777,106
Balance at December 31, 2022	141,526	43,789	787,598	403,561	412	1,376,886
Depreciation	271,505	42,327	228,621	244,312	7,379	794,144
Disposals	—	(567)	—	(22,617)	—	(23,184)
Balance at December 31, 2023	413,031	85,549	1,016,219	625,256	7,791	2,147,846
Carrying Amount
At December 31, 2022	6,051,386	49,709	759,856	376,327	29,736	7,267,014
At December 31, 2023	5,952,225	50,943	1,294,811	310,067	30,562	7,638,608

5.	INVESTMENTS

The Company classifies its investments at FVTPL. Realized gains and losses on disposal of investments and unrealized gains and losses in the fair value of investments are reflected in the statement of loss and comprehensive loss in the period in which they occur.

Investments consisted of the following as at December 31, 2023 and 2022:

	December 31, 2023	December 31, 2022
	$	$
Equities held (i)	3,408,092	7,474,287
Warrants held (ii)	188,500	26,868
Total Investments	3,596,592	7,501,155

New Found Gold Corp.

Notes to the Financial Statements

For the years ended December 31, 2023 and 2022

(Expressed in Canadian Dollars Unless Otherwise Noted)

5.	INVESTMENTS (continued)

(i) Equities held

The Company held the following equities as at December 31, 2023:

			Fair Value
			December 31,
		Cost	2023
	Quantity	$	$
Exploits Discovery Corp.	13,229,466	8,462,704	1,587,536
Labrador Gold Corp.	12,555,556	8,850,000	1,820,556
Long Range Exploration Corporation	5,000,000	500,000	—
Total Equities		17,812,704	3,408,092

The Company held the following equities as at December 31, 2022:

			Fair Value
			December 31,
		Cost	2022
	Quantity	$	$
Exploits Discovery Corp.	13,229,466	8,462,704	3,770,398
Labrador Gold Corp.	12,555,556	8,850,000	3,703,889
Long Range Exploration Corporation	5,000,000	500,000	—
Total Equities		17,812,704	7,474,287

Investments in Exploits Discovery Corp. and Labrador Gold Corp. represent investments in public companies that are quoted on an active exchange and are measured using the quoted market price of these companies.

Long Range Exploration Corporation is a private company without observable market prices for its common shares and is measured at its estimated fair value based on valuation techniques that use inputs derived by management and is considered Level 3 in the fair value hierarchy (Note 18).

(ii) Warrants held

The Company held the following warrants as at December 31, 2023:

			Fair Value
			December 31,
		Cost	2023
	Quantity	$	$
Maritime Resources Corp. (1)	15,324,571	174,500	188,500
Total Warrants		174,500	188,500
(1)	Each warrant is exercisable into one common share of Maritime Resources Corp. at a price of $0.07 per warrant until August 14, 2025, subject to extension to August 14, 2026 in the event that the Initial Maturity Date of the notes is extended to the Extended Maturity Date as defined in Note 8.

New Found Gold Corp.

Notes to the Financial Statements

For the years ended December 31, 2023 and 2022

(Expressed in Canadian Dollars Unless Otherwise Noted)

5.	INVESTMENTS (continued)

(ii) Warrants held (continued)

The Company held the following warrants as at December 31, 2022:

			Fair Value
			December 31,
		Cost	2022
	Quantity	$	$
Exploits Discovery Corp.	6,666,667	—	10,331
Labrador Gold Corp.	6,277,778	—	16,537
Total Warrants		—	26,868

Warrants that do not have a quoted market price are valued using a Black-Scholes option pricing model using assumptions including risk free interest rate, expected dividend yield, expected volatility, and expected remaining life of the warrant, which are supported by observable market conditions.

An analysis of investments including related gains and losses for the years ended December 31, 2023 and 2022 is as follows:

	Year ended December 31,
	2023	2022
	$	$
Investments, beginning of year	7,501,155	31,942,458
Purchases of investments	174,500	—
Proceeds on disposal of investments	—	(4,827,266)
Realized losses on investments	—	(4,675,084)
Unrealized losses on investments	(4,079,063)	(14,938,953)
Investments, end of year	3,596,592	7,501,155

6.	PREPAID EXPENSES AND DEPOSITS

	December 31,	December 31,
	2023	2022
	$	$
Prepaid expenses	1,296,217	1,218,184
Mineral license deposits	222,940	227,527
Prepaid expenses and deposits, end of year	1,519,157	1,445,711

New Found Gold Corp.

Notes to the Financial Statements

For the years ended December 31, 2023 and 2022

(Expressed in Canadian Dollars Unless Otherwise Noted)

7.	INVESTMENT IN KIRKLAND LAKE DISCOVERIES CORP.

On May 25, 2023, the Company disposed of its Lucky Strike project to Kirkland Lake Discoveries Corp. (TSXV: KLDC) for total non-cash consideration comprised of 28,612,500 common shares of KLDC and a 1.0% net smelter return royalty on future production from the mineral claims. The investment represents 32.29% of the issued and outstanding common shares of Kirkland Lake Discoveries Corp. at the time of closing and as at December 31, 2023. The companies have a director and officer in common, being Denis Laviolette, Director and President, who was appointed to the board of KLDC at the time of closing. The Company also exercised its right to nominate two additional directors to the board of directors of Kirkland Lake Discoveries Corp.

Based on assessments of the relevant facts and circumstances, primarily, the Company's ownership interests, board representation and ability to influence operating, strategic and financing decisions, the Company concluded that it has significant influence over Kirkland Lake Discoveries Corp. for the period from May 25, 2023 to December 31, 2023 and has accounted for its investment in Kirkland Lake Discoveries Corp. as an investment in an associate.

The following table illustrates the summarised financial information of the Company’s investment in Kirkland Lake Discoveries Corp. as at December 31, 2023 on a 100% basis and reflecting adjustments made by the Company, including fair value adjustments made at the time of acquisition and adjustments for differences due to accounting policies:

December 31, 2023
$
Summarised Statement of Financial Position
Current assets	4,601,136
Non-current assets	4,583,769
Current liabilities	(322,453)
Non-current liabilities	—
Net Assets	8,862,452
The Company’s ownership interest	32.29%
Share of Kirkland Lake Discoveries Corp.’s net assets	2,861,250

Summarised Statement of Loss and Comprehensive Loss
Net loss and comprehensive loss for the period	(2,465,518)
Share of Kirkland Lake Discoveries Corp.’s loss for the period from May 25, 2023 to December 31, 2023	(795,995)

The Company performs an impairment indicator assessment on its investment in Kirkland Lake Discoveries Corp. at each period end. The assessment is based on the review of recent share price history, industry statistics and assessment of the current market conditions. As at December 31, 2023, management has determined that there are indicators of impairment of the Company’s investment in Kirkland Lake Discoveries Corp. and has recognized an impairment of its equity investment of $1,000,237 for the year ended December 31, 2023.

The following table illustrates the movement in investment in associate for the period from May 25, 2023 to December 31, 2023:

Net Carrying amount – May 25, 2023	$4,657,482
Share of loss from operations of associate during the period	(795,995)
Impairment of equity investment	(1,000,237)
Net Carrying amount – December 31, 2023	$2,861,250

The estimated fair value of the Company’s investment in Kirkland Lake Discoveries Corp.’s is $2,861,250 as at December 31, 2023 based on the quoted market price of its common shares on the TSX Venture exchange.

New Found Gold Corp.

Notes to the Financial Statements

For the years ended December 31, 2023 and 2022

(Expressed in Canadian Dollars Unless Otherwise Noted)

8.	SECURED NOTES

On August 14, 2023, the Company participated in a brokered note offering completed by Maritime Resources Corp. (“Maritime”) consisting of the issuance of non‐convertible senior secured notes (the “Notes”) and common share purchase warrants. The Notes mature on August 14, 2025 (the “Initial Maturity Date”). The Company subscribed for 2,000 notes with a face value of US$1,000 each. The Notes were issued at a 2.0% original issue discount on the principal amount of the Notes for a gross investment of US$1,960,000 (CAD$2,638,500).

The Notes bear interest at a rate equal to the Secured Overnight Financing Rate (“SOFR”) plus 6% per annum, payable quarterly in arrears. The Initial Maturity Date of the Notes can be extended to August 14, 2026 (the “Extended Maturity Date”) at the election of Maritime subject to the approval of holders of at least 65% of the principal amount of the Notes then outstanding. In the event of such an extension, Maritime will pay an extension fee to note holders equal to 3% of the aggregate principal amount of the Notes then outstanding (the “Extension Fee”) and the interest rate on the Notes will increase to SOFR plus 9% until the Extended Maturity Date. Maritime may elect to pay the Extension Fee by issuing Maritime’s common shares at the market price on the trading day prior to the maturity date, subject to the approval of the TSX Venture exchange.

Pursuant to certain conditions set out in the Note indenture, including the approval of Noteholders holding at least 65% of the principal amount of the Notes then outstanding, Maritime has the option to satisfy interest payments under the Notes by issuing shares (“Interest Shares”) having a deemed value equal to 90% of the market price as of the date of a news release announcing Maritime’s intention to issue the Interest Shares, subject to the approval of the exchange.

The indebtedness under the Notes may be redeemed in whole or in part at the option of Maritime for cash consideration equal to 113% of the aggregate amount of indebtedness if the Notes are redeemed on or prior to August 14, 2024, or 100% of the aggregate amount of indebtedness if redeemed after the date that is 12 months after the issuance date.

The Notes are secured by a general security interest over Maritime and rank senior to all existing and future indebtedness of Maritime.

Based on the business model in which the secured notes are held and the characteristics of their contractual cash flows, the secured notes are classified as a financial instrument at fair value through profit and loss ("FVTPL") in accordance with IFRS 9 “Financial Instruments”.

The issuance of the Notes included a 40% warrant coverage resulting in the Company receiving 15,324,571 warrants (“Warrants”). These warrants were classified by the Company as investments at FVTPL (Note 5).

The Company has allocated the gross investment of US$1,960,000 (CAD$2,638,500) to the Notes and warrants based on their respective fair values at initial recognition using valuation techniques applied by the Company as described in Note 2(m)(i). At the time of issuance, the fair value of the Notes was CAD$2,464,000 (US$1,830,300) and the fair value of the warrants was CAD$174,500 (US$129,700).

New Found Gold Corp.

Notes to the Financial Statements

For the years ended December 31, 2023 and 2022

(Expressed in Canadian Dollars Unless Otherwise Noted)

8.	SECURED NOTES (continued)

The following table illustrates the movement in the Company’s secured notes for the period from August 14, 2023 to December 31, 2023:

Period ended
December 31, 2023
$
Secured notes, beginning of year	—
Purchase of secured notes	2,464,000
Revaluation of secured notes	33,599
Foreign exchange loss	(43,299)
Secured notes, end of year	2,454,300

During the period ended December 31, 2023, the Company recognized $114,434 of interest income on the secured notes, of which $75,322 was included in interest receivable at December 31, 2023 and collected subsequent to December 31, 2023.

9.	FLOW-THROUGH SHARE PREMIUM

	Issued	Issued	Issued	Issued
	August 24,	November 25,	December 14,	November 6,
	2021	2021	2022	2023	Total
	$	$	$	$	$

Balance at December 31, 2021	10,129,196	12,600,000	—	—	22,729,196
Liability incurred on flow-through shares issued	—	—	14,500,000	—	14,500,000
Settlement of flow-through share premium on expenditures incurred	(10,129,196)	(7,036,650)	—	—	(17,165,846)
Balance at December 31, 2022	—	5,563,350	14,500,000	—	20,063,350
Liability incurred on flow-through shares issued	—	—	—	15,295,500	15,295,500
Settlement of flow-through share premium on expenditures incurred	—	(5,563,350)	(14,500,000)	(2,869,178)	(22,932,528)
Balance at December 31, 2023	—	—	—	12,426,322	12,426,322

Flow-through share arrangements entitle the holder of the flow-through share to a 100% tax deduction in respect of qualifying Canadian exploration expenses as defined in the Income Tax Act, Canada (“Qualifying CEE”).

During the year ended December 31, 2023, the Company incurred $81,699,542 (2022 – $66,727,234) in Qualifying CEE and amortized a total of $22,932,528 (2022 - $17,165,846) of its flow-through liabilities.

The flow-through premium liability does not represent a cash liability to the Company and is to be fully amortized to the statement of loss and comprehensive loss pro-rata with the amount of qualifying expenditures that will be incurred.

During the year ended December 31, 2023, the Company incurred $584,120 (2022 - $Nil) in Part XII.6 tax in respect of unspent flow-through proceeds renounced in year 1 under the Look-Back Rule, in accordance with the Income Tax Act of Canada. As at December 31, 2023, the Company must spend another $45,500,423 of Qualifying CEE by December 31, 2024 to satisfy its remaining current flow-through liability of $12,426,322.

New Found Gold Corp.

Notes to the Financial Statements

For the years ended December 31, 2023 and 2022

(Expressed in Canadian Dollars Unless Otherwise Noted)

10.	ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

	December 31, 2023	December 31, 2022
	$	$
Accounts payable and accrued liabilities	5,207,323	5,588,742
Reclamation provision(1)	1,285,031	1,411,293
Accounts payable and accrued liabilities, end of year	6,492,354	7,000,035
(1)

Provincial laws and regulations concerning environmental protection affect the Company’s exploration and operations. Under current regulations, the Company is required to meet performance standards to minimize the environmental impact from its activities and to perform site restoration and other reclamation activities. The Company’s reclamation provision is based on known requirements.

The breakdown of the Company’s reclamation provision is as follows:

	December 31, 2023	December 31, 2022
	$	$
Balance, beginning of year	1,411,293	—
Additions to reclamation provision	1,327,278	1,411,293
Change in estimate	2,687	—
Reclamation costs incurred	(1,456,227)	—
Balance, end of year	1,285,031	1,411,293

The Company has estimated that the reclamation obligations are current costs and as such considers the present value of the provision at December 31, 2023 to be equal to the total future undiscounted cash flows to settle the provision for reclamation, being $1,285,031 (December 31, 2022 - $1,411,293). Additions to the reclamation provision are included in the total amount of exploration and evaluation expenditures in the statement of loss and comprehensive loss.

New Found Gold Corp.

Notes to the Financial Statements

For the years ended December 31, 2023 and 2022

(Expressed in Canadian Dollars Unless Otherwise Noted)

11.	SHARE CAPITAL AND RESERVES

Authorized Share Capital

At December 31, 2023, the authorized share capital comprised an unlimited number of common shares. The common shares do not have a par value. All issued shares are fully paid.

Details of Common Shares Issued in 2023

	Year ended		Year ended
	December 31, 2023		December 31, 2022
		Gross		Gross
	Number of shares	proceeds	Number of shares	proceeds
ATM program	3,552,224	$22,980,338	500,229	$2,549,677
Total	3,552,224	$22,980,338	500,229	$2,549,677

In August 2022, the Company filed a prospectus supplement to its short form base shelf prospectus, pursuant to which the Company may, at its discretion and from time-to-time, sell common shares of the Company for aggregate gross proceeds of up to US$100,000,000. The sale of common shares is to be made through “at-the-market distributions” (“ATM”), as defined in the Canadian Securities Administrators’ National Instrument 44-102 Shelf Distributions, directly on the TSX Venture Exchange and the NYSE American stock exchange. During the year ended December 31, 2023, the Company sold 3,552,224 (2022 – 500,229) common shares of the Company under the ATM program at an average price of $6.47 (2022 – $5.10) for gross proceeds of $22,980,338 (2022 - $2,549,677) or net proceeds of $22,440,215 (2022 - $2,489,754), and paid an aggregate commission of $540,123 (2022 - $59,923). At December 31, 2023, the Company completed $25,530,015 of the ATM program.

On November 6, 2023, the Company completed a bought-deal prospectus offering of 7,725,000 flow-through common shares at a price of $7.25 per common share for gross proceeds of $56,006,250. The Company paid share issuance costs of $2,977,254 in cash of which $2,357,908 was paid to the underwriters. The premium received on the flow-through shares issued was determined to be $15,295,500.

On November 2, 2023, the Company issued 39,762 common shares with a value of $203,979 pursuant to the acquisition of exploration and evaluation assets in accordance with the terms of certain property option agreements (Note 3).

During the year ended December 31, 2023, 178,500 stock options were exercised at a weighted average exercise price of $0.74 per share for gross proceeds of $131,630.

On December 14, 2022, the Company completed a bought-deal prospectus offering of 6,250,000 flow-through common shares at a price of $8.00 per common share for gross proceeds of $50,000,000. The Company paid share issuance costs of $2,717,627 in cash of which $2,104,250 was paid to the underwriters. The premium received on the flow-through shares issued was determined to be $14,500,000.

On November 16, 2022, the Company issued 39,762 common shares with a value of $194,834 pursuant to the acquisition of exploration and evaluation assets in accordance with the terms of certain property option agreements (Note 3).

During the year ended December 31, 2022, 4,341,875 stock options were exercised at a weighted average exercise price of $1.76 per share for gross proceeds of $7,649,906.

During the year ended December 31, 2022, 39,960 warrants were exercised at a weighted average exercise price of $1.38 per share for gross proceeds of $55,140.

New Found Gold Corp.

Notes to the Financial Statements

For the years ended December 31, 2023 and 2022

(Expressed in Canadian Dollars Unless Otherwise Noted)

11.	SHARE CAPITAL AND RESERVES (continued)

Share Purchase Option Compensation Plan

The Company has a share purchase option plan (the “Plan”) approved by the Company’s shareholders that allows it to grant share purchase options, subject to regulatory terms and approval, to its officers, directors, employees and service providers. The Plan is based on the maximum number of eligible shares not exceeding 10% in the aggregate and 5% with respect to any one optionee of the Company’s outstanding common shares in any twelve-month period. If outstanding share purchase options are exercised or expire, and/or the number of issued and outstanding common shares of the Company increases, then the share purchase options available to grant under the Plan increase proportionately. The exercise price and vesting terms of each share purchase option is set by the Board of Directors at the time of grant. Share purchase options granted are subject to a four-month hold period and exercisable for a period determined by the Board of Directors which cannot exceed ten years.

The continuity of share purchase options for the year ended December 31, 2023 is as follows:

		Outstanding			Cancelled/	Outstanding	Exercisable
	Exercise	December			Forfeited/	December	December
Expiry date	Price	31, 2022	Granted	Exercised	Expired	31, 2023	31, 2023
September 30, 2023	$0.40	150,000	—	(150,000)	—	—	—
December 17, 2024	$0.50	1,725,000	—	—	—	1,725,000	1,725,000
April 18, 2025	$1.00	100,000	—	—	—	100,000	100,000
May 23, 2025	$1.075	75,000	—	—	—	75,000	75,000
August 11, 2025	$1.40	1,125,000	—	—	—	1,125,000	1,125,000
September 3, 2025	$2.07	75,000	—	(25,000)	—	50,000	50,000
October 1, 2025	$2.15	25,000	—	—	—	25,000	25,000
December 31, 2025	$4.10	5,305,000	—	—	—	5,305,000	5,305,000
April 29, 2026	$6.79	1,258,625	—	—	(295,750)	962,875	940,000
May 17, 2026	$8.62	200,000	—	—	—	200,000	200,000
September 27, 2026	$8.70	125,000	—	—	—	125,000	87,500
November 26, 2026	$8.04	55,000	—	—	(7,500)	47,500	33,250
January 4, 2027	$8.98	24,375	—	—	(1,875)	22,500	12,375
August 19, 2027	$5.75	340,000	—	—	—	340,000	226,000
September 8, 2027	$5.00	20,000	—	—	—	20,000	20,000
December 27, 2027	$5.68	2,257,500	—	(3,500)	(97,750)	2,156,250	1,938,750
		12,860,500	—	(178,500)	(402,875)	12,279,125	11,862,875
Weighted average exercise price $		4.01	—	0.74	6.55	3.97	3.89
Weighted average contractual remaining life (years)		3.24	—	—	—	2.25	2.20

New Found Gold Corp.

Notes to the Financial Statements

For the years ended December 31, 2023 and 2022

(Expressed in Canadian Dollars Unless Otherwise Noted)

11.	SHARE CAPITAL AND RESERVES (continued)

The continuity of share purchase options for the year ended December 31, 2022 is as follows:

		Outstanding			Cancelled/	Outstanding	Exercisable
		December			Forfeited/	December	December
Expiry date	Exercise Price	31, 2021	Granted	Exercised	Expired	31, 2022	31, 2022
September 30, 2023	$0.40	150,000	—	—	—	150,000	150,000
December 17, 2024	$0.50	1,925,000	—	(200,000)	—	1,725,000	1,725,000
April 18, 2025	$1.00	1,450,000	—	(1,350,000)	—	100,000	100,000
May 23, 2025	$1.075	200,000	—	(125,000)	—	75,000	75,000
August 11, 2025	$1.40	2,900,000	—	(1,775,000)	—	1,125,000	1,125,000
September 3, 2025	$2.07	115,000	—	(40,000)	—	75,000	75,000
October 1, 2025	$2.15	25,000	—	—	—	25,000	25,000
December 31, 2025	$4.10	6,155,000	—	(850,000)	—	5,305,000	5,305,000
April 29, 2026	$6.79	1,294,250	—	(1,875)	(33,750)	1,258,625	1,168,625
May 17, 2026	$8.62	200,000	—	—	—	200,000	200,000
September 27, 2026	$8.70	125,000	—	—	—	125,000	50,000
November 26, 2026	$8.04	55,750	—	—	(750)	55,000	22,000
January 4, 2027	$8.98	—	30,000	—	(5,625)	24,375	7,500
August 19, 2027	$5.75	—	340,000	—	—	340,000	169,000
September 8, 2027	$5.00	—	20,000	—	—	20,000	10,000
December 27, 2027	$5.68	—	2,257,500	—	—	2,257,500	1,834,500
		14,595,000	2,647,500	(4,341,875)	(40,125)	12,860,500	12,041,625
Weighted average exercise price $		3.01	5.72	1.76	7.12	4.01	3.85
Weighted average contractual remaining life (years)		3.71	4.93	—	—	3.24	3.15

The table below summarizes the weighted average fair value of share purchase options granted and exercised:

	Year ended December 31,
	2023	2022
Weighted average:
Fair value of share purchase options granted	—	$3.72
Fair value of share purchase options exercised	$0.58	$1.27
Closing share price at the date of exercise	$5.75	$6.36

Options were priced based on the Black-Scholes option pricing model using the following weighted average assumptions to estimate the fair value of options granted:

	Year ended December 31,
	2023	2022
Risk-free interest rate	—	3.21%
Expected option life in years	—	5.0
Expected share price volatility(i)	—	88.06%
Grant date share price	—	$5.39
Expected forfeiture rate	—	—
Expected dividend yield	—	Nil
(i)	The expected share price volatility is based on the average historical share price of comparable companies over the life of the option.

New Found Gold Corp.

Notes to the Financial Statements

For the years ended December 31, 2023 and 2022

(Expressed in Canadian Dollars Unless Otherwise Noted)

11.	SHARE CAPITAL AND RESERVES (continued)

Warrants

The Company did not have any warrants outstanding as at December 31, 2023 and 2022.

The continuity of warrants for the year ended December 31, 2022 is as follows:

		Outstanding				Outstanding
	Exercise	December			Cancelled/	December 31,
Expiry Date	Price	31, 2021	Issued	Exercised	Expired	2022
May 12, 2022	$1.30	25,154	—	(24,000)	(1,154)	—
May 13, 2022	$1.50	8,372	—	—	(8,372)	—
June 4, 2022	$1.50	15,960	—	(15,960)	—	—
		49,486	—	(39,960)	(9,526)	—
Weighted average exercise price $		1.40	—	1.38	1.48	—
Weighted average contractual remaining life (years)		0.38	—	—	—	—

The table below summarizes the weighted average fair value of warrants exercised:

	Year ended December 31,
	2023	2022
Weighted average:
Fair value of warrants exercised	—	$0.38
Closing share price at the date of exercise	—	$8.39

New Found Gold Corp.

Notes to the Financial Statements

For the years ended December 31, 2023 and 2022

(Expressed in Canadian Dollars Unless Otherwise Noted)

12.	RELATED PARTY BALANCES AND TRANSACTIONS

All transactions with related parties have occurred in the normal course of operations and on terms and conditions that are similar to those of transactions with unrelated parties and are measured at the amount of consideration paid or received. A summary of the Company’s related party transactions with corporations having similar directors and officers is as follows:

	Year ended December 31,
	2023	2022
	$	$
Amounts paid to EarthLabs Inc. (i) for exploration and evaluation	18,000	266,737
Amounts paid to DigiGeoData Inc. (i) for corporate development and investor relations	—	1,800
Amounts paid to Notz Capital Corp. (ii) for corporate development and investor relations	104,637	—
(i)	EarthLabs Inc. is a related entity having the following common director and officer to the Company: Denis Laviolette, Director and President. DigiGeoData Inc. is a subsidiary of EarthLabs Inc.
(ii)	Notz Capital Corp. is a related entity of the Executive Chairman and Chief Executive Officer.

There are no ongoing contractual commitments resulting from these transactions with related parties.

Key management personnel compensation

Key management personnel include those persons having authority and responsibility for planning, directing and controlling the activities of the Company as a whole. The Company has determined that key management personnel consist of executive and non-executive members of the Company’s Board of Directors and corporate officers.

				Year ended
	Salaries and	Share-based		December 31,
	Consulting	compensation	Bonus	2023
	$	$	$	$
Executive Chairman and Chief Executive Officer	388,800	—	129,600	518,400
President	272,160	—	90,720	362,880
Chief Financial Officer	116,640	—	38,880	155,520
Chief Operating Officer	252,720	—	84,240	336,960
Chief Development Officer	336,960	235,560	112,320	684,840
Non-executive directors	216,000	—	—	216,000
Total	1,583,280	235,560	455,760	2,274,600

				Year ended
	Salaries and	Share-based		December 31,
	Consulting	compensation	Bonus	2022
	$	$	$	$
Executive Chairman and Chief Executive Officer	360,000	1,844,584	180,000	2,384,584
Former Chief Executive Officer	105,000	—	—	105,000
President	252,000	1,291,209	126,000	1,669,209
Chief Financial Officer	108,000	507,261	54,000	669,261
Chief Operating Officer	234,000	461,146	117,000	812,146
Chief Development Officer	182,000	391,207	78,000	651,207
Non-executive directors	113,110	1,390,778	—	1,503,888
Total	1,354,110	5,886,185	555,000	7,795,295

New Found Gold Corp.

Notes to the Financial Statements

For the years ended December 31, 2023 and 2022

(Expressed in Canadian Dollars Unless Otherwise Noted)

12.	RELATED PARTY BALANCES AND TRANSACTIONS (continued)

As at December 31, 2023, there was $18,888 payable to key management personnel in respect of key management compensation and expense reimbursements included in accounts payable and accrued liabilities (December 31, 2022 - $276,016). The amounts are unsecured, non-interest bearing and without fixed terms of repayment.

Under the terms of their management agreements, certain officers of the Company are entitled to 18 months of base pay in the event of their agreements being terminated without cause.

13.	BASIC AND DILUTED LOSS PER COMMON SHARE

	Year ended December 31,
	2023	2022
Loss attributable to common shareholders ($)	79,890,763	89,989,659
Weighted average number of common shares outstanding	178,363,103	166,858,136
Loss per share attributed to common shareholders	$0.45	$0.54

Diluted loss per share did not include the effect of 12,279,125 (2022 – 12,860,500) share purchase options as they are anti-dilutive.

14.	SUPPLEMENTAL DISCLOSURE WITH RESPECT TO CASH FLOWS

	Year ended December 31,
	2023	2022
	$	$
Non-cash investing and financing activities:
Consideration received for disposal of Lucky Strike project (Note 3(ii))	4,657,482	—
Shares issued pursuant to acquisition of exploration and evaluation assets	203,979	194,834
Right-of-use assets and liabilities	151,527	152,501
Property and equipment included in accounts payable and accrued liabilities	—	306,400
Share issuance costs included in accounts payable and accrued liabilities	9,850	296,106
Cash paid for income taxes	—	—
Cash paid for interest	—	—
Cash received for interest	2,715,926	1,220,279

15.	SEGMENTED INFORMATION

The Company’s operations are limited to a single reportable segment, being mineral exploration and evaluation. All of the Company’s evaluation and exploration assets are located in Canada.

New Found Gold Corp.

Notes to the Financial Statements

For the years ended December 31, 2023 and 2022

(Expressed in Canadian Dollars Unless Otherwise Noted)

16.	INCOME TAXES

The recovery of income taxes shown in the statements of loss and comprehensive loss differs from the amounts obtained by applying statutory rates to the loss before provision for income taxes due to the following:

	2023	2022
	$	$
(Loss) before income taxes	(79,890,763)	(89,989,659)
Statutory tax rate	27.00%	27.00%
Income tax (recovery) at statutory rate	(21,571,000)	(24,297,000)
Flow-through shares and other non-deductible differences	16,107,000	17,468,000
Change in unrecognized deductible temporary differences	5,464,000	6,829,000
Income tax expense (recovery)	—	—

The significant components of the Company’s deductible temporary differences, unused tax credits and unused tax losses that have not been included on the statement of financial position are as follows:

	2023	2022
	$	$
Investments	16,166,000	10,291,000
Exploration and evaluation assets	20,296,000	14,290,000
Non-capital tax losses carryforward	28,328,000	18,416,000
Net capital losses carryforward	11,528,000	11,528,000
Capital assets	2,276,000	1,362,000
Reclamation provision	1,285,000	1,411,000
Other	7,688,000	7,096,000
Total	87,567,000	64,394,000

As at December 31, 2023, the Company has Canadian non-capital loss carry forwards of approximately $28,328,000 that may be available for tax purposes. The Company’s non-capital losses expire as follows:

Expiry Date	$
2040	791,000
2041	7,661,000
2042	9,964,000
2043	9,912,000
28,328,000

As at December 31, 2023, the Company also has capital loss carry forwards of approximately $11,528,000 that may be available for tax purposes. These losses can be carried forward indefinitely.

New Found Gold Corp.

Notes to the Financial Statements

For the years ended December 31, 2023 and 2022

(Expressed in Canadian Dollars Unless Otherwise Noted)

17.	CONTINGENCY

Claims and Legal Proceedings

On November 15, 2019, ThreeD Capital Inc. (“ThreeD”) and 1313366 Ontario Inc. (“131” and together with ThreeD, the “Plaintiffs”) each entered into share purchase agreements (the “Share Purchase Agreements”) with Palisades Goldcorp Ltd. (“Palisades”) under which Palisades agreed to purchase the 13,500,000 common shares of the Company owned by ThreeD and the 4,000,000 common shares of the Company owned by 131 for $0.08 per common share. The transactions closed on November 20, 2019. As a private company with restrictions on the transfer of its common shares, the Company had to approve the proposed transfer, which it did by a consent resolution of the Board.

On March 10, 2020, ThreeD Capital Inc. and 131 filed a statement of claim in the Ontario Superior Court of Justice against Collin Kettell, Palisades and the Company (the “ThreeD Claim”). Pursuant to the ThreeD Claim, the Plaintiffs are challenging the validity of the sale of 17,500,000 common shares by the Plaintiffs to Palisades on November 20, 2019. ThreeD and 131 claim that at the time of negotiation and execution of the Share Purchase Agreements, Palisades and Mr. Kettell were aware of positive drill results from the Company’s 2019 Drill Program and the results were not disclosed to ThreeD and 131 to their detriment. Palisades and Mr. Kettell strongly deny ThreeD and 131’s allegations. ThreeD and 131 have made specific claims for (a) recission of the Share Purchase Agreements on the basis of oppression or unfair prejudice; (b) or alternatively, damages in the amount of $21,000,000 for the alleged improper actions by ThreeD and 131, (c) a declaration that Palisades and Collin Kettell, as shareholder or director and/or officer of the Company, have had acted in a manner that is oppressive, unfairly prejudicial or unfairly disregarded their interests, (d) a declaration that Palisades and Collin Kettell engaged in insider trading contrary to section 138 of the Securities Act (Ontario), (e) unjust enrichment and (f) interests and costs. Palisades and Mr. Kettell refute each of the specific claims made by the Plaintiffs.

The Company filed a statement of defence in response to the ThreeD Claim on June 12, 2020, pursuant to which, among other things, the Company denies that it is a proper party to the ThreeD Claim and the allegations against it therein, including because no relief is claimed against the Company in paragraph 1 of the ThreeD Claim. The action has now progressed through the production of documents and oral examinations for discovery stages.

In early 2022, the Plaintiffs formally amended their statement of claim to increase the amount claimed to $229,000,000 and to advance a direct claim of oppressive conduct against the Company. While continuing to deny any and all liability to the Plaintiffs, the Company has amended its defence to include specific denials of the new allegations of oppressive conduct against it. The parties completed an additional round of examinations for discovery in January 2023, following which the plaintiffs set the action down for trial. The parties had a mediation meeting on October 3, 2023, but were unable to settle the case. A trial date has been set for January 2025.

The outcome of this claim cannot be determined at this time and therefore no amount has been accrued for.

New Found Gold Corp.

Notes to the Financial Statements

For the years ended December 31, 2023 and 2022

(Expressed in Canadian Dollars Unless Otherwise Noted)

18.	FINANCIAL INSTRUMENTS

The Company thoroughly examines the various financial instrument risks to which it is exposed and assesses the impact and likelihood of those risks. These risks may include credit risk, liquidity risk, currency risk, and interest rate risk. Where material, these risks are reviewed and monitored by the Board of Directors.

(a)	Fair Values

Financial assets and liabilities measured at fair value are recognized according to a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets and liabilities and the lowest priority to unobservable inputs. The three levels of fair value hierarchy are as follows:

Level 1 – Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.

Level 2 – Quoted prices in markets that are not active, or inputs that are observable, either directly or indirectly, for substantially the full term of the asset or liability.

Level 3 – Prices or valuation techniques that require inputs that are both significant to the fair value measurement and unobservable (supported by little or no market activity).

The Company’s financial instruments measured at fair value are its investments, which include equities, warrants and Notes held. The fair value of equities held is determined using closing prices at the statement of financial position date with any unrealized gain or loss recognized in profit or loss. The Company’s warrants and Notes are classified within level 2 of the fair value hierarchy. Warrants are not traded on an active exchange and are valued using the Black-Scholes option pricing model using assumptions including risk-free interest rate, expected dividend yield, expected volatility and expected remaining life of the warrant which are supported by observable market conditions. The Notes are not traded on an active exchange and are valued using the Hull-White valuation model using assumptions including coupon rate, credit spread, mean reversion, rate volatility, riskless rate curve and redemption prices.

The carrying values of other financial instruments, including cash, deposits, interest receivable, accounts payable and accrued liabilities, and lease liabilities approximate their fair values due to the short-term maturity of these financial instruments.

The Company’s financial instruments according to the fair value hierarchy are as follows as at December 31, 2023:

		Level 1	Level 2	Level 3	Total
		$	$	$	$

Recurring measurements	Carrying amount	Fair value
Investments	3,596,592	3,408,092	188,500	—	3,596,592
Secured notes	2,454,300	—	2,454,300	—	2,454,300

The Company’s financial instruments according to the fair value hierarchy are as follows as at December 31, 2022:

		Level 1	Level 2	Level 3	Total
		$	$	$	$

Recurring measurements	Carrying amount	Fair value
Investments	7,501,155	7,474,287	26,868	—	7,501,155

There was no movement between levels during the year ended December 31, 2023.

New Found Gold Corp.

Notes to the Financial Statements

For the years ended December 31, 2023 and 2022

(Expressed in Canadian Dollars Unless Otherwise Noted)

18.	FINANCIAL INSTRUMENTS (continued)
(a)	Fair Values (continued)

The following table represents the changes in fair value measurements of financial instruments classified as Level 3. Within Level 3, the Company includes private company investments which are not quoted on an active exchange. These financial instruments are measured at fair value utilizing non-observable market inputs.

	Balance at		Net Unrealized	Balance at
	January 1	Additions	Gains/(Losses)	December 31
	$	$	$	$
2023	—	—	—	—
2022	500,000	—	(500,000)	—

The balance at December 31, 2023 and 2022 relates to the investment in shares of Long Range Exploration Corporation (Note 5(i)). Long Range Exploration Corporation is a private company without observable market prices for its common shares and is measured at its estimated fair value based on valuation techniques that use inputs derived by management. The key assumptions used in the valuation of this investment include, but are not limited to, the value at which a recent financing was completed by the investee, company-specific information, review of adjusted net book values, liquidation analysis, trends in general market conditions, share performance of comparable publicly-traded companies and a strategic review. The fair value of this investment has been estimated to be $Nil as at December 31, 2023 and 2022.

(b)	Financial Instrument Risk Exposure

Credit risk

Credit risk is the risk that one party to a financial instrument will fail to discharge an obligation and cause the other party to incur a financial loss. The Company is subject to the credit through its investment in Maritime secured notes, in which case the maximum exposure to the credit risk is the full value of the secured notes of $2,454,300 at December 31, 2023. Interest receivable on Maritime secured notes is collected quarterly. Sales taxes recoverable are due from the Canada Revenue Agency and the Company places its cash with financial institutions with high credit ratings, therefore in management’s judgment, credit risk related to sales taxes recoverable and cash is low.

There have been no changes in management’s methods for managing credit risk during the years ended December 31, 2023 and 2022.

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company has in place a planning and budgeting process to help determine the funds required to ensure the Company has the appropriate liquidity to meet its operating and growth objectives. The Company has historically relied on issuance of shares to fund exploration programs and may require doing so again in the future. As at December 31, 2023, the Company has total liabilities of $19,076,473 and cash of $53,884,809 which is available to discharge these liabilities (December 31, 2022 – total liabilities of $27,213,612 and cash of $82,165,273). As at December 31, 2023, the Company must spend another $45,500,423 of Qualifying CEE by December 31, 2024 to satisfy its remaining current flow-through liability of $12,426,322.

There have been no changes in management’s methods for managing credit risk during the years ended December 31, 2023 and 2022.

New Found Gold Corp.

Notes to the Financial Statements

For the years ended December 31, 2023 and 2022

(Expressed in Canadian Dollars Unless Otherwise Noted)

18.	FINANCIAL INSTRUMENTS (continued)
(b)	Financial Instrument Risk Exposure (continued)

Market risk

Market risk is the risk that changes in market prices, such as commodity prices, interest rates and foreign exchange rates will affect the Company’s net earnings or the value of financial instruments. The objective of the Company is to manage and mitigate market risk exposures within acceptable limits, while maximizing returns.

(i)	Currency risk

Financial instruments that impact the Company’s net earnings or other comprehensive income due to currency fluctuation include cash accounts, secured notes, interest receivable, investments and accounts payable and accrued liabilities denominated in US dollars. The sensitivity of the Company’s net loss to changes in the exchange rate between the US dollar and the Canadian dollar at December 31, 2023 would change the Company’s net loss by $334,274 as a result of a 10% change in the exchange rate.

(ii)	Interest rate risk

Interest rate risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate due to changes in market interest rates. As the Company deposits its cash into demand accounts with minimal interest rates, the interest rate risk is not significant. Interest receivable on secured notes is determined based on a floating interest rate and therefore subject to interest rate fluctuations, the interest rate risk is not material.

(iii)	Commodity price risk

Commodity price risk is defined as the potential adverse impact on earnings and economic value due to commodity price movements and volatilities. The Company’s property has exposure to predominantly gold. Commodity prices, especially gold, greatly affect the value of the Company and the potential value of its property and investments.

(iv)	Equity price risk

Equity price risk is the risk that the fair value of or future cash flows from the Company’s financial instruments will significantly fluctuate because of changes in market prices. The Company is exposed to market risk in trading its investments in unfavorable market conditions which could result in dispositions of investments at less than favorable prices. Additionally, the Company adjusts its investments to fair value at the end of each reporting period. This process could result in write-downs of the Company’s investments over one or more reporting periods, particularly during periods of overall market instability. The sensitivity of the Company’s net loss to changes in market prices at December 31, 2023 would change the Company’s net loss by $359,659 as a result of a 10% change in the market price of its investments.

There have been no changes in management’s methods for managing market risks during the years ended December 31, 2023 and 2022.

New Found Gold Corp.

Notes to the Financial Statements

For the years ended December 31, 2023 and 2022

(Expressed in Canadian Dollars Unless Otherwise Noted)

19.	CAPITAL MANAGEMENT

The Company’s objectives when managing capital are:

●	To safeguard our ability to continue as a going concern in order to develop and operate our current projects;
●	Pursue strategic growth initiatives; and
●	To maintain a flexible capital structure which lowers the cost of capital.

In assessing our capital structure, we include in our assessment the components of equity consisting of common shares, stock options and warrants, and deficit that as at December 31, 2023 totalled $65,503,020 (December 31, 2022 - $83,473,900). In order to facilitate the management of capital requirements, the Company prepares annual expenditure budgets and continuously monitors and reviews actual and forecasted cash flows. The annual and updated budgets are monitored and approved by the Board of Directors. To maintain or adjust the capital structure, the Company may, from time to time, issue new shares, issue new debt, repay debt or dispose of non-core assets. The Company’s current capital resources are sufficient to carry out our exploration plans and support operations through the current operating period.

The Company is not subject to any capital requirements imposed by a regulator.

There were no changes in the Company’s approach to capital management during the years ended December 31, 2023 and 2022.

20.	SUBSEQUENT EVENTS

ATM Sales

Subsequent to December 31, 2023, the Company sold 2,217,353 common shares of the Company under the ATM program at an average price of $4.63 per share for gross proceeds of $10,262,236 or net proceeds of $10,021,027, and paid an aggregate commission of $241,209.

Stock Options Expired

Subsequent to December 31, 2023, 6,375 stock options with an exercise price of $6.79 per share and 5,000 stock options with an exercise price of $5.68 per share expired.